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                                                                  EXHIBIT (Q)(1)

            DESCRIPTION OF AMERICAN GENERAL LIFE INSURANCE COMPANY'S
                  ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES
                     FOR EQUIBUILDER(TM) II AND III POLICIES
                      PURSUANT TO RULE 6E-3(T)(B)(12)(III)
                    UNDER THE INVESTMENT COMPANY ACT OF 1940
                                AS OF MAY 1, 2009

     Set forth below is the information called for under Rule 6e-3(T)(b)(12)(iii) under the Investment Company Act of 1940 ("1940 Act"). That rule provides an exemption for separate accounts, their investment advisers, principal underwriters and sponsoring insurance company from Sections 22(c), 22(d), 22(e), and 27(c)(l) of the 1940 Act, and Rule 22(c)-1 promulgated thereunder, for issuance, transfer and redemption procedures under flexible premium variable life insurance policies to the extent necessary to comply with Rule 6e-3(T), state administrative law or established administrative procedures of the life insurance company. In order to qualify for the exemption, procedures must be reasonable, fair and nondiscriminatory and they must be disclosed in the registration statement filed by the separate account.

     Net premiums received by American General Life Insurance Company ("AGL") under its EquiBuilder(TM) II and III flexible premium variable life insurance policies (the "Policies") are invested in Separate Account VUL-2 (the "Account") of AGL. The Account is registered under the 1940 Act. Within the Account are investment divisions, which are, as of December 31, 2006, the Fidelity(R) VIP Money Market division, the Fidelity VIP High Income division, the Fidelity VIP Equity-Income division, the Fidelity VIP Growth division, the Fidelity VIP Overseas division, the Fidelity VIP Investment Grade Bond division, the Fidelity VIP Asset Manager(SM) division, the Fidelity VIP Index 500 division, the Fidelity VIP Asset Manager: Growth(R) division, the Fidelity VIP Contrafund(R) division, the MFS(R) VIT Growth Series division, the MFS VIT Research Series division, the MFS VIT Investors Trust Series division, the MFS VIT Total Return Series division, the MFS VIT Utilities Series division, and the MFS VIT Core Equity Series division (formerly MFS Capital Opportunities VIT Series division), (the "investment divisions"). New investment divisions may be added. Procedures apply equally to each investment division and for purposes of this description are defined in terms of the Account, except where a discussion of both the Account and its investment divisions is necessary. Each current investment division invests in shares of a corresponding portfolio of the Fidelity Variable Insurance Products Fund or of the MFS Variable Insurance Trust (individually, a "Fund," and collectively, the "Funds"), each a "series" type of mutual fund registered under the 1940 Act. The investment experience of the current investment divisions of the Account depends on the market performance of the corresponding Fund portfolios. Although the Policies may also provide for fixed benefits supported by AGL's General Account, except as otherwise explicitly stated herein, this description assumes that net premiums are allocated exclusively to the Account and that all transactions involve only the investment divisions of the Account.

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     AGL believes its procedures meet the requirements of Rule
6e-3(T)(b)(12)(iii) and states the following:

     1. Because of the insurance nature of the Policies and due to the requirements of state insurance laws, the procedures necessarily differ in significant respects from procedures for mutual funds and contractual plans for which the 1940 Act was designed.

     2. In structuring its procedures to comply with Rule 6e-3(T) and state insurance laws, AGL has attempted to comply with the intent of the 1940 Act, to the extent deemed feasible.

     3. In general, state insurance laws require that AGL's procedures be reasonable, fair and nondiscriminatory.

     4. Because of the nature of the insurance product, it is often difficult to determine precisely when AGL's procedures deviate from those required under Sections 22(c), 22(d), 22(e) or 27(c)(l) of the 1940 Act or Rule 22c-1 thereunder. Accordingly, set out below is a summary of the principal Policy provisions and procedures which may be deemed to constitute, either directly or indirectly, such a deviation. The summary, while comprehensive, does not attempt to treat each and every procedure or variation which might occur and does include certain procedural steps which do not constitute deviations from the above-cited sections or rule.

I. "PUBLIC OFFERING PRICE": PURCHASE AND RELATED TRANSACTIONS-SECTION 22(d) AND RULE 22c-1

     This section outlines those principal Policy provisions and administrative procedures which might be deemed to constitute, either directly or indirectly, a "purchase" transaction. Because of the insurance nature of the Policies, the procedures involved necessarily differ in certain significant respects from the purchase procedures for mutual funds and contractual plans. The chief differences revolve around the structure of the cost of insurance charges and the insurance underwriting (i.e., evaluation of risk) process. There are also certain Policy provisions -- such as reinstatement and loan repayment -- which do not result in the issuance of a Policy but which require certain payments by the Policy owner and involve a transfer of assets supporting the Policy reserve into the Account.

     a.   INSURANCE CHARGES AND UNDERWRITING STANDARDS

     Cost of insurance charges for AGL's Policies will not be the same for all Policy owners. The chief reason is that the principle of pooling and distribution of mortality risks is based upon the assumption that each Policy owner pays a cost of insurance charge commensurate with the insured's mortality risk which is actuarially determined based upon factors such as age, sex and risk class. In the context of life insurance, a uniform mortality charge (the "cost of insurance charge") for all insureds would discriminate unfairly in favor of those insureds representing greater mortality risks to the disadvantage of those representing lesser risks. Accordingly, although there will be a uniform "public offering price" for all Policy owners, because premiums are flexible and amounts allocated to the Account will be subject to the same charges (as

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described above), there will be a different "price" for each actuarial category of Policy owners because different cost of insurance rates will apply. The "price" will also vary based on net amount at risk. The Policies will be offered and sold pursuant to this cost of insurance schedule and AGL's underwriting standards and in accordance with state insurance laws. Such laws prohibit unfair discrimination among insureds, but recognize that premiums must be based upon factors such as age, sex, health and occupation. A table showing the maximum cost of insurance charges will be delivered as part of the Policy.

     b.   APPLICATION AND INITIAL PREMIUM PROCESSING

     This section is no longer described as a procedure because the EquiBuilder Policies are no longer sold.

     c.   ANNIVERSARY AND PREMIUM PROCESSING

At each monthly anniversary, AGL will credit the unloaned portion of the Guaranteed Interest Division of the Policy Account with any interest accrued on loan amounts during the previous Policy month. Deductions from the Policy Account for administrative expenses, additional benefits and cost of insurance charges will also be made. These deductions cover the cost of the Policy for the next month.

     Net premiums are credited to the Policy Account as of the date the premium payments are received by AGL. Net premiums are equal to the gross premiums minus deductions for applicable state and local taxes and sales expenses.

     Premium payments may be made at any time and for any amount, within certain limits. Premium payments must be at least $100 (some states may have lower limits) and may not be more than those allowed under the Internal Revenue Code for the Policy to continue to qualify as life insurance.

     AGL will apply as much of each premium it receives as possible to the Policy without allowing a violation of the "seven-pay test." AGL will refund the remainder of the premium to the Policy owner within 15 days, unless the owner contacts the Administrative Center during that time period to notify AGL that it is the owner's intent to have the Policy classified as a modified endowment contract. AGL will then apply the remainder of the premium to the Policy effective on the date that the Administrative Center receives such notification.

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     d.   REINSTATEMENT

     If the Policy has lapsed, it may be reinstated while the insured person is alive if the Policy owner 1) requests reinstatement within 3 years from the end of the grace period, 2) provides satisfactory evidence of insurability and 3) makes a premium payment sufficient to keep the Policy in force for at least 3 months after reinstatement. The effective date of the reinstated Policy will be the beginning of the Policy month which coincides with or next follows the date AGL approves the reinstatement application. Upon reinstatement, there will be no further surrender charges applied against the Policy, nor will any previous indebtedness be reinstated.

     e.   REPAYMENT OF LOAN

     A loan made under the Policy may be repaid with an amount equal to the original loan plus loan interest.

     f.   CORRECTION OF MISSTATEMENT OF AGE OR SEX

     If AGL discovers that the age or sex of the insured has been misstated, the death benefit and any rider benefits will be those which would be purchased by the most recent deduction for the cost of insurance and the cost of rider benefits at the correct age and sex.

     g.   CONTESTABILITY

     The Policy is contestable for two years, measured from the issue date, during the lifetime of the insured for material misstatements made in the initial application for the Policy. Policy changes may be contested for two years after the effective date of the change, and a reinstatement for two years after the effective date of the reinstatement. No statement will be used to contest a Policy unless it is contained in an application. AGL may not be restricted by the foregoing time limitations in the event of fraud.

     h.   REDUCTION IN COST OF INSURANCE RATE CLASSIFICATION

     By administrative practice, AGL will reduce the cost of insurance rate classification for an outstanding Policy if new evidence of insurability demonstrates that the Policy owner qualifies for a lower classification. After the reduced rating is determined, the Policy owner will pay a lower monthly cost of insurance charge.

II.  "REDEMPTION PROCEDURES": SURRENDER AND RELATED TRANSACTIONS

     This section will outline those procedures which differ in certain significant respects from redemption procedures for mutual funds and contractual plans. AGL's Policies provide for the payment of monies to a Policy owner or beneficiary upon presentation of a Policy. Generally, except for the payments of death benefits, the imposition of cost of insurance, administrative and transaction charges and the effects of the surrender charge, the payee will receive a pro rata or proportionate share of the Account's assets within the meaning of the 1940

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Act in any transaction involving "redemption procedures." The amount received by the payee will depend upon the particular benefit for which the Policy is presented, including, for example, the cash surrender value or death benefit. There are also certain Policy provisions - such as partial withdrawals and the loan privilege - under which the Policy will not be presented to AGL but which will affect the Policy owner's benefits and may involve a transfer of the assets supporting the Policy reserve out of the Account. Any combined transactions on the same day which counteract the effect of each other will be allowed. We will assume the Policy owner is aware of the conflicting nature of these transactions and desires their combined result. In addition, if a transaction is requested which we will not allow (for example, a request for a decrease in face amount which lowers the face amount below our minimum) we will reject the whole request and not just the portion which causes the disallowance. Policy owners will be informed of the rejection and will have an opportunity to give new instructions. Finally, state insurance laws may require that certain requirements be met before AGL is permitted to make payments to the payee.

     a.   SURRENDER FOR CASH VALUES

     AGL will pay the net cash surrender value within seven days after receipt, at its Administrative Center, of the Policy and a signed request for surrender in a form satisfactory to AGL. Computations with respect to the investment experience of each investment division will be made at the close of trading on the composite tape on each business day. This will enable AGL to pay a net cash value on surrender as of the date a request for surrender and the Policy are received based on the next computed value after a request is received. The surrender is effective on the date AGL receives the request at its Administrative Center and insurance coverage ends on that day.

     The Policy Account (which is equal to the cash surrender value plus the surrender charge) may increase or decrease from day to day depending on the investment experience of the Account. Calculation of the Policy Account for any given day will reflect the actual premiums paid, expenses charged and deductions taken. AGL will deduct a charge for applicable taxes from each premium payment. The balance (net premium) is put into the Policy Account. The charge for applicable taxes covers the tax AGL must pay to states and other jurisdictions based on premiums received. Each month, AGL makes charges against the Policy Account to cover the cost of insurance and administrative expenses for the next month. Other possible charges against the Policy Account (which will occur on a case-specific basis) include a charge for additional benefits which are added by rider, a charge for partial withdrawals, a charge for increases in face amount and a charge for certain transfers.

     In calculating the cash surrender value, a contingent deferred sales load (the "surrender charge") (equal to 25% of first year premiums paid up to the level of a "target premium" plus 9% of all other premiums paid with a maximum charge of 50% of one target premium) will be deducted from the Policy Account during the first ten Policy years. Target premiums are based on the age and sex of the insured person and the initial face amount of the Policy and are generally equal to 75% of the applicable guideline annual premium for the Policy determined in accordance with Section 7702 of the Internal Revenue Code. If the face amount of the Policy is

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reduced below the initial face amount, a pro-rata portion of the surrender charge may be deducted from the Policy Account. The surrender charge begins to decline after the first six Policy years and is reduced to zero after ten Policy years. No minimum amount of cash surrender value is guaranteed.

     AGL will make the payment of net cash surrender value out of its General Account and, at the same time, transfer assets from the Account to the General Account in an amount equal to the Policy reserves in the Account.

     In lieu of payment of the net cash surrender value in a single sum upon surrender of a Policy, an election may be made to apply all or a portion of the proceeds under one of the fixed benefit payment options described in the Policies. The election may be made by the Policy owner during the insured person's lifetime, or, if no election is in effect at the insured person's death, by the beneficiary. An option in effect at death may not be changed to another form of benefit after death. An option is currently available only if the proceeds to be applied are $1,000 or more and would result in periodic payments of at least $20. The settlement options are subject to the restrictions and limitations set forth in the Policies.

     The Policy contains a partial withdrawal feature after the first Policy year, subject to a minimum withdrawal amount and other conditions. Any request for a partial withdrawal must be in writing to AGL's Administrative Center, and will take effect as of the day it is received. A partial withdrawal will reduce the death benefit, Policy Account and cash surrender value associated with the Policy by the amount of the withdrawal plus a charge for administrative expenses associated with it. The Policy after such a withdrawal must meet minimum face amount requirements and must continue to qualify as life insurance under applicable tax law.

     b.   DEATH CLAIMS

     AGL will pay a death benefit to the beneficiary within seven days after receipt, at its Administrative Center, of the Policy, due proof of death of the insured, and all other requirements necessary/1/ to make payment.

     The death benefit payable will depend on the option in effect at the time of death. Under Option A, the death benefit is the greater of the face amount of insurance and a percentage multiple (see below) of the amount in the Policy Account. Under Option B, the death benefit is the greater of the face amount of insurance plus the amount in the Policy Account and a percentage multiple (see below) of the amount in the Policy Account. The percentage referred to is the applicable percentage from the following table for the insured person's age (as of his or her nearest birthday) at the beginning of the Policy year of determination.

----------
/1/ State insurance laws impose various requirements, such as receipt of a tax waiver, before payment of the death benefit may be made. In addition, payment of the death benefit is subject to the provisions of the Policies regarding suicide and incontestability.

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                         TABLE OF APPLICABLE PERCENTAGES

     For ages not shown, the applicable percentages will decrease by a ratable portion for each full year.

  Insured                     Insured
Person's Age   Percentage   Person's Age   Percentage
------------   ----------   ------------   ----------
40 and under      250%          65            120%
     45           215           70            115
     50           185       75 thru 90        105
     55           150           95            100
     60           130

     The proceeds payable to the beneficiary will be adjusted to reflect any outstanding indebtedness and any overdue monthly deductions if death occurs during the grace period. The proceeds payable on death also reflect interest from the date of death to the date of payment.

     AGL will make payment of the death benefit out of its General Account, and will transfer assets from the Account to the General Account in an amount equal to the reserve in that Account. The excess, if any, of the death benefit over the amount transferred will be paid out of the General Account reserve maintained for that purpose.

     In lieu of payment of the death benefit in a single sum, a settlement option may be selected as described immediately above with respect to cash surrender values.

     c.   EXCHANGE OF POLICY

     The Policies allow the Policy owner, in lieu of a conversion privilege, to transfer all the amounts in the investment divisions of the Account to the Guaranteed Interest Division (which is part of AGL's General Account and pays interest at a declared guaranteed rate) without charge.

     d.   DEFAULT AND OPTIONS ON LAPSE

     The duration of insurance coverage depends upon the net cash surrender value of a Policy being sufficient to cover the monthly charges. If the net cash surrender value at the beginning of a month is less than the charges for that month, a grace period of 61 days will begin. Written notice will be sent to the Policy owner and any assignee on AGL's records stating that such a grace period has begun and giving the approximate amount of premium payment necessary to cover three monthly deductions. If this amount is not received during the grace period, any amount in the Policy Account will be withdrawn and applied to applicable charges and the Policy will end without value. Notice of such lapse will be sent to the owner and any assignee as above. If the insured should die during the grace period, an amount sufficient to cover the overdue monthly deductions and other charges will be deducted from the death benefit.

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     e.   POLICY LOAN

     AGL's Policies provide that a Policy owner may take a loan of up to 90% of the cash surrender value upon assignment to AGL of the Policy as sole security. The cash surrender value for this purpose will be that next computed after receipt, at AGL's Administrative Center, of a signed loan request. Payment of the loan out of AGL's General Account will be made to the Policy owner within seven days after such receipt.

     Interest on a loan accrues daily at an effective annual interest rate which is adjusted annually. A rate will be determined as of the beginning of each Policy year and will apply to a new or outstanding loan during that Policy year. The annual loan interest rate for a Policy year will be the greater of 5-1/2% and the monthly Average Corporates yield published by Moody's Investors Service, Inc., for the month ending two months before the beginning of the Policy year. The loan interest rate for a Policy year after the first will be the same as it was for the immediately preceding Policy year if the formula above would produce a change of less than 1/2 of 1% from the rate for the preceding year.

     The amount of any outstanding loan plus accrued interest is called an "indebtedness". A loan will not be permitted unless it is at least $500 more than the existing indebtedness, if any. Outstanding indebtedness will be added to the amount of any new loan request and the old loan amount will be cancelled. When a loan is made, the portion of the assets in the Account (which is a portion of the cash surrender value and which also constitutes a portion of the reserves for the death benefit) equal to the indebtedness created thereby is transferred by AGL from the Account to the Guaranteed Interest Division, which is part of AGL's General Account. Allocation of the loan among investment divisions will be according to the Policy owner's request. If this allocation is not specified or not possible, the loan will be allocated according to the monthly deduction percentages then in effect. If the loan cannot be allocated based on these percentages, it will be allocated based on the proportion the values in each investment division of the Account bear to the total unloaned value in the Policy Account. AGL credits the loaned portion of a Policy with a rate of interest which is up to 2% below the interest rate charged on the loan, minus any charges for taxes or reserves for taxes. Interest credited on loaned amounts in the Guaranteed Interest Division is allocated to the unloaned portion of the Guaranteed Interest Division. Because of the transfer, a portion of the Policy is not variable during the loan period (except in accordance with adjustments in the loan interest rate described above) and, therefore, the death benefit and the cash surrender value are permanently affected by any indebtedness, whether or not repaid in whole or in part.

     Loan interest is due on each Policy anniversary. If not paid when due, it is added to the existing indebtedness and bears interest at the loan rate. Failure to repay a loan will not necessarily terminate the Policy. If the net cash surrender value of the Policy is not sufficient to cover the monthly deductions for the cost of insurance and administrative expenses, the Policy will go into a 61-day grace period, as described above.

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     f.   TRANSFERS AMONG DIVISIONS

     Amounts may be transferred, upon request, at any time from any investment division of the Account to one or more other divisions of the Account. The minimum amount allowed for a transfer is the lesser of the minimum amount shown in a Policy (usually $500) and the total value in the investment division. Under the Policies, AGL may charge up to $25 for each transfer in excess of four per Policy year. Currently, subject to current market timing restrictions, the first 12 transfers in any one Policy year are free of charge; AGL will charge $25 for each transfer in excess of 12 per year.

     Transfer charges, if any, will be subtracted equally among the divisions from which transfers are made.

     Transfers from an investment division of the Account will take effect as of the receipt of a written request at AGL's Administrative Center.

     g.   MARKET TIMING PROCEDURES AND FUND-INITIATED RESTRICTIONS

     Market timing. The Policy is not designed for professional market timing organizations or other entities or individuals using programmed and frequent transfers involving large amounts. Market timing carries risks with it, including:

     . dilution in the value of Fund shares underlying investment options of other Policy owners;

     .    interference with the efficient management of the Fund's portfolio;
          and

     .    increased administrative costs.

     We have policies and procedures that require us to monitor the Policies to determine if a Policy owner requests:

     . an exchange out of a variable investment option, other than the money market investment option, within two calendar weeks of an earlier exchange into that same variable investment option;

     . an exchange into a variable investment option, other than the money market investment option, within two calendar weeks of an earlier exchange out of that same variable investment option; or

     . exchanges into or out of the same variable investment option, other than the money market investment option, more than twice in any one calendar quarter.

     If any of the above transactions occurs, we will suspend such Policy owner's same day or

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overnight delivery transfer privileges (including website, e mail and facsimile communications) with prior notice to prevent market timing efforts that could be harmful to other Policy owners or beneficiaries. Such notice of suspension will take the form of either a letter mailed to your last known address, or a telephone call from our Administrative Center to inform you that effective immediately, your same day or overnight delivery transfer privileges have been suspended. A Policy owner's first violation of this policy will result in the suspension of Policy transfer privileges for ninety days. A Policy owner's subsequent violations of this policy will result in the suspension of Policy transfer privileges for six months.

     The procedures above will be followed in all circumstances and we will treat all Policy owners the same.

     Restrictions initiated by the Funds. The Funds have policies and procedures restricting transfers into the Fund. For this reason or for any other reason the Fund deems necessary, a Fund may instruct us to reject a Policy owner's transfer request. Additionally, a Fund may instruct us to restrict all purchases or transfers by a particular Policy owner, whether into or out of the Fund. We will follow the Fund's instructions.

     h.   RIGHT OF WITHDRAWAL PROCEDURES

     This section is omitted because no new EquiBuilder policies are issued.

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